UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of Series E Debentures Offering

Further to the announcement by Ellomay Capital Ltd. (the “Company”), dated January 27, 2023, of the results of the classified and institutional bidding process for a new series of secured Series E debentures (the “Debentures”), the Company hereby announces that the public bidding for the Debentures was held on January 31, 2023.

Based on the public bidding process, the Company will issue an aggregate principal amount of NIS 220 million of the Debentures. The annual interest rate determined at the public bidding process is 6.05%.

The principal amount of the Debentures is repayable in four equal installments on March 31 of each of the years 2026 through and including 2029. As noted above, the Debentures bear a fixed annual interest at the rate of 6.05% (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through and including March 31, 2029. The Debentures are not rated and are secured by pledges on assets as set forth in the Company’s Immediate Report on Form 6-K dated January 25, 2023. The deed of trust governing the Debentures includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to meet certain financial covenants, up to an aggregate increase in the annual interest rate of 0.75%. The deed of trust for the Debentures further includes a number of customary causes for immediate repayment including the default of the Company in connection with certain financial covenants.

The Company expects that the immediate net proceeds from the offering (net of offering expenses and commissions) will be approximately NIS 217.3 million (approximately €57.9 million). The deed of trust governing the Debentures provides that the proceeds of the offering will be deposited in a trust account in the name of the trustee for the Debentures until the Company fulfils several conditions to the release of the proceeds, including the registration of the pledges on the assets securing the repayment obligations of the Company and obtaining consents of certain third-parties.

The public offering described in this report was made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including the inability of the Company to fulfill the conditions for the release of the proceeds of the offering from the trust account. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: February 1, 2023